Cash Store FINANCIAL

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting of Shareholders to be held on February 7, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. In order for this Proxy to be effective it must be deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours before the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the commencement thereof.

   In addition to any other matter permitted by law, a shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it, by signing in person or by attorney authorized in writing a written revocation of proxy and by depositing such instrument of revocation at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day thereof or on the day of any adjournment thereof.
3. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
4. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
5. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
6. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
7. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
8. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
9. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 am, Mountain Standard Time, on Tuesday, February 5, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

00XJRB

Appointment of Proxyholder

The undersigned shareholder(s) of THE CASH STORE FINANCIAL SERVICES INC. (the "Company") hereby appoint(s), Gordon J. Reykdal, CEO and a Director of the Company, or failing this person, Cameron Schiffner, an Officer of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Shareholders of the Company (the "Meeting") to be held at Chateau Nova 13920 Yellowhead Trail, Edmonton AB T5L 3C2, on February 7, 2013 at 9:00 a.m., Mountain Standard Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Number of Directors

To Set the Number of Directors at seven (7).

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2. Election of the Directors of The Cash Store Financial Services Inc.

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	For	Withhold		For	Withhold		For	Withhold
01. Gordon J. Reykdal	☐	☐	02. William C. Dunn	☐	☐	03. Edward C. McClelland	☐	☐
04. Robert J.S. Gibson	☐	☐	05. J. Albert (Al) Mondor	☐	☐	06. Ron Chicoyne	☐	☐
07. Michael M. Shaw	☐	☐						

For Withhold

3. Appointment of Auditors

To appoint KPMG LLP, Chartered Accountants, as auditors of the Company and to authorize the Directors to fix the auditors' remuneration.

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For Against

4. Proposal No. 1 - Separation of the roles of Chairman and CEO

The Board of Directors of Cash Store Financial Services, Inc. will adopt a policy on corporate governance that divides the role of Chairman from the position of CEO, and will amend any bylaws to reflect that the Chairman is to be an independent Board member. The policy should describe how the selection of the Chairman will occur between annual meetings of shareholders should the Chairman's status as independent cease during this period. The policy can allow for a non-independent director to serve as Chairman only when no independent director is available or willing to serve in the position. The policy should be adopted prior to the next annual general meeting of shareholders.

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For Against

5. Proposal No. 2 - Delisting of the Company's shares from the New York Stock Exchange

The Board of Directors of Cash Store Financial Services, Inc. will take all necessary steps (other than any steps that must be taken by shareholders) to delist the shares of Cash Store Financial Services, Inc. from the New York Stock Exchange and any other non-core stock exchange.

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For Against

6. Proposal No. 3 - Pursuit of strategic alternatives for non-Canadian operations

The Board of Directors of Cash Store Financial Services, Inc. shall take all necessary steps (other than any steps that must be taken by shareholders) to explore strategic alternatives, including the potential disposal, of all of the non-Canadian operations (including UK and Australia - based assets) of Cash Store Financial Services, Inc.

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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00XJSE